REG TECHNOLOGIES INC.

REGI U.S., INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

NEWS RELEASE

REGI U.S., Inc. (“REGI” or “RGUS”)

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REGI U.S., INC. / REG TECHNOLOGIES INC. RELEASE

RADMAX™   PROGRESS UPDATE

For  Immediate  Release:  March  31,  2010.   Vancouver,  BC  –  REGI  U.S.,  Inc.  (OTC  BB:

RGUS,  Frankfurt  Stock  Exchange:  RGJ)  and  Reg  Technologies  Inc.  (TSX  Venture

Exchange:  RRE.V,  OTC  BB:  REGRF)  are  pleased  to  release  the  RadMax™  Diesel

Engine Design progress update.

Phase  1:  Conceptual  Design,  and  Phase  2:  Preliminary  Design  are  now  complete.  We are now executing Phase 3: Detail Design.

As  previously  described   in  our  November  13,  2009  Press  Release,  we  are  nearing  the completion  of  a  significant  milestone  of  the  Belcan  Engineering  review  of  the  prototype engine design, which was estimated at 6 months.

The actions completed are as follows:

•    Retain  Belcan  as  an  independent  engineering  analysis  organization  to  provide independent  validation  of  all  RadMax™  design  elements:  functions,  tolerances,

and material selections

•    Verify   environmental   conditions   (temperatures,   pressures,   centrifugal   forces,

etc.)

Actions that are continuing include:

•    Identify components that require detail stress analysis

•    Perform  complete  integration  of  all  components  and  evaluate  their  performance and strength under non- operating and operating conditions.

We  have  conducted  a  technical  engineering  interchange  meeting  with  Belcan  for  the thermodynamics  analysis  portion.  A final  report  has  been  jointly prepared and  submitted to  the  Fortune  1000  company  for  review.  A  mutli-company  thermodynamics  review  is planned for mid April.

The  thermodynamics  report  includes  recommendations  for  RadMax™  Engine  materials,

thicknesses,  tolerances,  and  coatings.   One  specific  recommendation  is  to  fabricate  the

cam   using   lighter   weight   materials   to   take   advantage   of   its   improved   thermal

conductivity.

Near-term program milestones include:

•    Completion  of  Belcan  Engineering  review  of  mechanical  components,  bearings,

and lubrication  – approx. 3 additional months

•    Review and Approval by the Fortune 1000 Company – approx. 30 days

•    Fabrication of the prototype engine – approx. 3 months

•    Initial prototype testing – approx. 3 months

Robert   Grisar,   Vice   President   of   Engineering,   reports,   “The   Belcan   review   of   the

RadMax® design is progressing on schedule as planned. We are extremely pleased with the expertise that Belcan is contributing to the robustness of the RadMax™ design.

ABOUT BELCAN ENGINEERING SERVICES

Belcan Engineering Services is a global provider of  highly technical engineering services to  a  wide  variety  of  industries  including  aerospace  and  defense,  energy  and  utilities,

manufacturing,  and  transportation.  They  specialize  in  design  engineering,  engineering analysis,  computer  modeling,  and  advanced  manufacturing  techniques  and  have  been providing these services for over 50 years.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an improved  axial  vane  type  rotary  engine  known  as  the  Rand  Cam™/RadMax™  rotary technology  used  in  the  revolutionary  design  of  lightweight  and  high  efficiency  engines,

compressors  and  pumps.  The  RadMax™  engine  has  only  two  unique  moving  parts,  the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder

piston engine.    This innovative design makes it possible to produce up to 24 continuous

power   impulses   per   one   rotation   that   is   vibration-free   and   extremely   quiet.

The

RadMax™  engine also has multi-fuel capabilities allowing  it  to operate on fuels including

gasoline,  natural  gas,  hydrogen,  propane  and  diesel.   REGI  U.S.,  Inc.  and  its  parent

company,   Reg   Technologies   Inc.,   are   currently   designing   and   testing   prototype

RadMax™  diesel  engines,  compressors  and  pumps  intended  for  aviation,  automotive,

industrial   processes   and   military   applications.   For   more   information,   please   visit

www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc.

Reg Technologies Inc.

“John Robertson”

“John Robertson”

John Robertson

John Robertson

President

President

Contacts:     REGI U.S., Inc. and

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual results,  performance  or achievements could differ  materially from those  expressed  in,  or implied  by, these forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no

assurances can  be  given  that  any of  the  events  anticipated  by  the  forward-looking  statements will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of the  included  forward-looking  statements, whether  as  a result  of  new  information,  future  events  or  otherwise,

except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.